UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2017

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED 31 MARCH 2017

Highlights

•	Operating Loss and EBITDA* in the quarter reported a loss of $41.4 million and $16.2 million, respectively, compared to a 4Q loss of $32.7 million and $15.9 million.

•	Issued a $402.5 million 2.75% five-year unsecured convertible bond with a capped call that gives an effective conversion premium and price of 75% and $48.86, respectively.

•	Repaid balance of the 2012 five-year convertible bond and refinanced the debt facility in respect of LNG carrier Golar Crystal.

•	Secured firm two-year contract for Golar Grand commencing 2Q 2017 and a 12-month contract for a carrier commencing 1Q 2018.

Subsequent Events

•	OneLNG’s Fortuna joint venture executes Umbrella Agreement with the Republic of Equatorial Guinea to establish the fiscal and legal framework for the Fortuna FLNG project.

•	Fortuna midstream EPC construction contracts awarded. Project on track for mid-2017 final investment decision ("FID").

•	Put Option in respect of FSRU Golar Tundra exercised by Golar Partners.

•	The Company and Golar Partners enter into a purchase option agreement for Golar Partners to acquire up to a 25% interest in FLNG Hilli Episeyo.

•	OneLNG enters into a Memorandum of Understanding with the Republic of Equatorial Guinea to find a monetisation solution for stranded gas focusing on Blocks O and I offshore Malabo.

Financial Review

Business Performance

	2017	2016
(in thousands of $)	Jan-Mar	Oct-Dec
Total operating revenues (including revenue from collaborative arrangement)	25,110	23,063
Vessel operating expenses	(12,944)	(11,424)
Voyage, charterhire & commission expenses	(12,593)	(7,918)
Voyage, charterhire & commission expenses - collaborative arrangement	(4,336)	(4,715)
Administrative expenses	(11,441)	(14,887)
EBITDA*	(16,204)	(15,881)
Depreciation and amortization	(25,186)	(16,826)
Operating loss	(41,390)	(32,707)

* EBITDA is defined as operating loss before interest, tax, depreciation and amortization. EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency. EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income (loss) or other financial measures presented in accordance with U.S. GAAP.

Golar reports today a 1Q 2017 operating loss of $41.4 million as compared to a 4Q loss of $32.7 million. As expected, the observed improvements in shipping rates and activity levels during the final weeks of 4Q and into January translated into a modest improvement in 1Q 2017 operating revenues. Contrary to expectations, this additional spot market activity together with reduced payments to Golar Partners in respect of the dry-docked Golar Grand did not result in a reduction to reported voyage expenses. Of the $16.9 million 1Q voyage expenses, $9.6 million represents the cost of chartering the Golar Grand from Golar Partners. This compares to a 4Q charge of $4.9 million. Execution of a new charter-party for the vessel in February triggered an additional non-cash accounting provision that will be released to voyage expenses between February and October 31, when the obligation to charter-in the vessel from Golar Partners expires.

Vessel operating expenses increased $0.7 million to $12.9 million in 1Q. Operating costs in 4Q were positively impacted by settlement of an insurance claim in respect of the Golar Viking. Administration costs decreased $2.7 million from $14.1 million in 4Q to $11.4 million in 1Q. Prior quarter costs were negatively impacted by legal and professional fees together with the write off of deferred financing costs. Of this $11.4 million, a total of $5.0 million of fleet management costs and costs directly attributable to affiliates OneLNG, Golar Power and Golar Partners have been recharged. Depreciation and amortisation at $25.2 million is $8.4 million higher than 4Q following a 15-month catch-up charge, equivalent to $9.7 million, in respect of the FSRU Golar Tundra which was not depreciated whilst accounted for as an asset held-for-sale. This was offset by reduced depreciation in respect of the LNG carrier Gimi which reached the end of its accounting useful life in December 2016.

Net Income Summary

	2017	2016
(in thousands of $)	Jan-Mar	Oct-Dec
Operating loss	(41,390)	(32,707)
Interest income	1,024	1,442
Interest expense	(19,257)	(17,684)
Other financial items	14,456	23,670
Gain on loss of control of Golar Power	—	3,701
Other non-operating income (expenses)	62	(132)
Taxes	(189)	(450)
Equity in net earnings of affiliates	(13,897)	37,760
Net income attributable to non-controlling interests	(6,652)	(6,976)
Net (loss) income attributable to Golar LNG Ltd	(65,843)	8,624

In 1Q the Company generated a net loss of $65.8 million. Notable contributors to this are summarised as follows:

•
Interest expense has increased $1.6 million primarily due to the cost of servicing the February issued $402.5 million convertible bond that replaces the balance of a $250 million convertible bond repaid in early March.

•
Other financial items reported 1Q income of $14.5 million, most of which was derived from mark-to-market gains on the 3 million Total Return Swap ("TRS") shares following a $4.99 quarter on quarter increase in the Company’s share price. Swap rates also continued to increase, albeit at a slower pace, resulting in further non-cash mark-to-market interest rate swap gains.

•
Gain on loss of control of Golar Power in 4Q pertains to a $3.7 million adjustment to the provisional 3Q $12.2 million non-cash loss recognised on disposal of Golar Power. No further adjustments were recorded in 1Q.

•	The loss of $13.9 million 1Q equity in net earnings of affiliates is primarily comprised of the following:

–	a $4.1 million loss in respect of Golar’s 50% share in Golar Power;

–	a $1.2 million loss in respect of Golar’s 51% share in OneLNG;

–	a $8.7 million loss in respect of Golar's stake in Golar Partners.
This represents a significant fall relative to overall 4Q earnings of $37.8 million. Golar Partners earnings in 1Q declined as a result of scheduled off-hire of the FSRU Golar Igloo and dry-dock off-hire for the carrier Golar Grand. The Golar Partners contribution also includes a non-cash loss on deemed disposal of $17.0 million, being the dilutive impact on our ownership interest due to further issuances of common units by Golar Partners in February 2017.

Commercial Review

LNG Shipping
Despite showing some improvement over the prior quarter, the shipping market remained weak in 1Q. Fleet TCE(1) increased from 10,893 in 4Q to 14,189 in 1Q. The improvement was partly driven by a number of vessels in the Cool Pool that secured short-term charters in the $30k per day range.

The underlying trend remains positive as new liquefaction projects continue to deliver. Gorgon and Cheniere Trains 3 have exported their commissioning cargoes and are now in ramp-up mode, Cheniere T4 remains on track for a 2017 start, Petronas exported the world’s first FLNG cargo from their PFLNG Satu facility in early April, Wheatstone has affirmed the mid-year start-up of T1 to be followed 6-8 months later by T2, and Yamal LNG remains on track for an early October start-up. In addition to this, Malaysia’s T9 and now Gorgon T2 both continue to ramp up production.

Approximately 34 million tons of new LNG is expected to come on line in 2017 representing 13% growth against 2016 global production. Against this, shipping capacity is expected to grow by approximately 9%. This mismatch is expected to have a positive impact on shipping over the same time frame. Consensus among ship-owners of a sustained recovery from 3Q has firmed, aided by a notable increase in inquiries for medium to long-term vessel requirements, particularly for the lifting of open US volumes. With this in mind, and in addition to the charter secured by Golar Partners for the Golar Grand, the Golar group has also fixed a vessel to a Far Eastern utility. Scheduled to start in 1Q 2018, the 12-month charter at rates close to cash break-even, comes with a six-month extension option and flexibility to nominate the closest vessel at the time to the required delivery point.

(1) Non-U.S. GAAP Financial Measure: Time charter equivalent, or TCE, rate is a measure of the average daily performance of a vessel. For time charters, this is calculated by dividing total operating revenues (excluding vessel and other management fee), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.

Golar Partners

Golar Spirit, which is scheduled to be redelivered by Petrobras in June, is being marketed for new opportunities. The market for smaller low cost FSRUs is quite active as the cost of significant unutilised capacity on larger FSRUs can undermine the economics of a switch to gas in certain niche markets. Smaller units like the Golar Spirit are therefore able to provide a more economic solution.

During the quarter, Golar Partners secured new business for the LNG carrier Golar Grand. The vessel was removed from lay-up on February 14 for repairs and relocated to Singapore for dry-dock, which completed on April 14. On May 5, the vessel commenced a firm two-year charter with a high quality oil and gas major. Golar will continue to sub-charter the Golar Grand from the Partnership until October 31, 2017, when its obligation expires. Between May 5 and October 31, daily hire from the new charter will accrue to Golar.

The FSRU Golar Tundra remains anchored off the coast of Ghana. Charterer, West Africa Gas Limited, has made no further progress with the construction of supporting land-based infrastructure. Golar has been granted an interim arbitration award of $23.3 million which the company is now actively pursuing. This covers the period up to December 31, 2016. Since then, a further $22.0 million has become due and this will also be pursued through the arbitration process, in addition to amounts accruing thereafter. The Company is now seeking an award against the guarantor.

Golar Partners has now exercised its right (“Put Right”) to require Golar to repurchase the company (“Tundra Corp”), the disponent owner and operator of the FSRU Golar Tundra, at a price equal to the original purchase price (the “Put Sale”) paid by the Partnership in its acquisition of Tundra Corp in May 2016 (the “Purchase Price”).

In connection with the exercise of the Put Right, the Partnership and Golar have entered into an agreement pursuant to which the Partnership has agreed to sell Tundra Corp to Golar on the date of the closing of the Put Sale (the “Put Sale Closing Date”) in return for Golar’s promise to pay an amount equal to approximately $107 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by Golar on the earlier of (a) the date of the closing of the acquisition of the Hilli Shares and (b) March 31, 2018. The closing of the Put Sale is expected to occur in June 2017, subject to customary closing conditions. In addition to the Deferred Purchase Price, Golar will be liable for the charterhire payments due under the sale and leaseback financing arrangement.

The Partnership has agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date in exchange for Golar granting to the Partnership the option (the “Golar Hilli Episeyo Purchase Option”) to purchase, at fair market value, up to a 25% equity interest (the “Hilli Shares”) in Golar Hilli Corp. (“Hilli Corp”), the owner of the FLNG vessel Hilli Episeyo.

Under the new agreement with Golar, the Partnership has the ability to exercise the Golar Hilli Episeyo Purchase Option at any time on or before March 31, 2018. There can be no assurance that the Partnership will exercise the Hilli Purchase Option or that it will consummate an acquisition of the Hilli Shares. The acquisition by the Partnership of the Hilli Shares will be subject to, among other things, the approval by the Conflicts Committee of the Partnership’s board of directors of the decision to purchase the Hilli Shares, the fair market value to be paid for the Hilli Shares and the other terms of the purchase.

In addition, the purchase agreement for the Hilli Shares will provide that the Partnership will not be required to consummate the purchase of the Hilli Shares if, among other things, the Golar Hilli Episeyo shall not have been delivered to and accepted by Perenco Cameroon SA and Societe Nationale Des Hydrocarbures (“Perenco”) and commenced its commercial operation under the eight year Liquefaction Tolling Agreement with Perenco for the first two of four liquefaction trains of Golar Hilli Episeyo. The purchase price to be paid by the Partnership for the Hilli Shares would be reduced by the sum of the unpaid Deferred Purchase Price plus the unpaid Additional Amounts on the date of the closing of the Hilli Shares.

A 25% interest in the Hilli Shares is effectively 50% of the first two of a total of four liquefaction trains. It is not expected, in the event a purchase is agreed, that the Partnership would be acquiring exposure to any oil price linked elements of the tariff under the Perenco contract or to the potential expansion capacity of Hilli Episeyo. It is expected that Golar Partners can fund the equity component of the purchase without the need for raising additional funds.

Downstream - Golar Power
The Sergipe project that will deliver LNG fuelled power to 26 committed power off-takers from 2020 is proceeding to plan. Site works are substantially complete with foundations for the gas turbines now in place and the General Electric sponsored EPC project continues on schedule and budget. With regards to the required project debt financing credit approvals are also progressing, with financial closing expected before 2017 year-end. Permitting of the regas terminal, which represents the greatest challenge so far, is progressing well.

Construction of the FSRU Golar Nanook, that will support the Sergipe project, is on schedule for delivery towards year-end. In the event that builders Samsung are selected to carry out the requisite modifications, delivery will likely be pushed back by around ten months, limiting the time available for trading prior to its mid-2019 start-up. A decision on this is expected shortly, as is a fully executed 25-year time charter party, both of which will facilitate the FSRU delivery installment financing process.

A significant portion of the 115 mtpa of new LNG supply currently under construction will soon become available in the market. It is expected that much of this will likely end up in frontier markets that favour low cost, flexible, quick delivering FSRUs. Several FSRU projects with award potential over the next two years have been identified, a few of which could potentially be awarded this year and commence operations in 2018. Although gas is becoming an increasingly attractive component of the global energy matrix and the market for FSRUs is growing, most initiatives are being sponsored by private enterprises that require additional technical and financial support. Golar Power is therefore looking to capitalise on and replicate the experience of Sergipe to offer unique support to those developing LNG-to-power projects.

The regas module for the first of its modern LNG carrier conversions is scheduled to deliver in early 2018, positioning it to support any project with a requirement for a 2H 2018 FSRU. Several opportunities are being pursued that fit with this time-frame.

FLNG
The FLNG Hilli Episeyo conversion is nearing completion. All equipment has been installed and testing and pre-commissioning work is underway and will continue in Singapore until departure from the yard, which is expected to be in around 6 weeks. Seawater trials, storing-up and potentially LNG bunkering in Singapore will follow redelivery from the yard. A naming ceremony has been scheduled for July 2. The mooring has now been completed and is en-route to Cameroon in advance of hook-up and initiation of commissioning and production at the end of September. Perenco are on track with their scope of works.

More than 16 million man hours have been worked by Keppel to date and approximately 4,000 workers are expected to remain on-board the vessel through to completion. Provided that remaining works progress according to current plans and no unforeseen issues arise, the schedule to meet the end-September start in Cameroon is tight but achievable. The FLNG Hilli Episeyo conversion remains within budget.

Upstream - OneLNG
On May 2, Ophir Energy, OneLNG, GEPetrol and The Republic of Equatorial Guinea signed a detailed Umbrella Agreement that defines the full legal and fiscal framework for the 2.6Tcf Fortuna gas reserves, offshore Equatorial Guinea. Concluding this multi-year exercise represents a critical step toward FID.

Contingent upon the Umbrella Agreement are two other key milestones, including draw-down against a financing facility and sale of LNG offtake. A third identified milestone, namely the award of upstream EPCIC and midstream EPC contracts, has since been part satisfied following Golar's execution of an amended EPC contract for the conversion of the LNG vessel Gandria. The effectiveness of the EPC contract executed by Golar does however remain subject to a FID.

Including upstream and midstream development capital expenditure, the Fortuna project is expected to cost approximately $2.0 billion to develop. Of this, approximately $1.5 billion will be needed to convert the FLNG Gandria and $0.5 billion will cover upstream work. Documentation for a midstream facility of up to $1.2 billion with a consortium of Chinese lenders is ongoing and now remains the time-critical input for FID. Should the Equatorial Guinea government elect to invest in up to 30% of the mid-stream as they are entitled to, the ownership structure of the Fortuna joint venture would remain unchanged, however its stake in the FLNG Gandria would reduce.

OneLNG continues to make good progress exploring other projects. On May 29 it entered into a binding Memorandum of Understanding with the Ministry of Mines and Hydrocarbons of Equatorial Guinea to explore the liquefaction and commercialisation of natural gas. Efforts will be focused on Blocks O and I offshore Malabo. Agreement terms place obligations on both parties to find a technical and commercial solution to monetise gas that is either stranded or being re-injected in liquids production. That commercial solution is to include the provision of an FLNG vessel, associated infrastructure and the creation of an LNG sales vehicle. The parties seek to reach definitive agreements to proceed by December 2017 but no later than December 2018. In addition to this, OneLNG is also working on 3-4 additional projects, each involving one or more FLNG unit.

Following last year’s successful barge-based commissioning of identical liquefaction technology to that used on Hilli Episeyo, Petronas have recently exported the world’s first LNG cargo from an FLNG unit offshore Malaysia. Whilst proof of quite different concepts, both examples help build support for FLNG amongst an inherently conservative audience.

Financing Review

FLNG Hilli Episeyo financing
As at March 31, 2017, $710.0 million has been spent on the Hilli Episeyo conversion ($774.8 million including capitalised interest) and $300 million has been drawn against the $960 million CSSCL facility. A material portion of the outstanding capital expenditure is payable upon charterer acceptance of the vessel. This will closely coincide with receipt of a final $260 million tranche of debt which is drawable upon the earlier of vessel acceptance or after three months hire has been received. At this point, likely to be early 2018, the company expects to release approximately $160 million of equity. A further $87 million of the outstanding $232 million letter of credit will be released a year after acceptance.

The $300 million drawn to date against the project financing facility has been reclassified as short-term debt and will be replaced by the pre-arranged $960 million sale and leaseback facility after vessel acceptance, expected within 12-months.

Convertible bonds
On February 17, the Company closed a new $402.5 million senior unsecured five-year 2.75% convertible bond with an initial conversion price of $37.69. To mitigate the dilution risk of conversion to common equity, the Company also entered into capped call transactions costing approximately $31.2 million. The capped call transactions have an initial strike price of $37.69 and an initial cap price of $48.86, the cap price of $48.86 being a proxy for the revised conversion price and representing a 75% premium. The conversion price will be adjusted for future dividends paid. Bond proceeds, net of fees, and the cost of the capped call amounted to $360.2 million.

On March 4, the company drew down on a three-year $150 million margin loan secured by 20.9 million Golar Partners common units and, on March 7, the outstanding $220 million balance of the 2012 five-year $250 million convertible bond was repaid.

Golar Crystal refinancing
On March 14, Golar drew down $112 million against a ten-year sale and leaseback facility agreed with a subsidiary of COSCO Shipping in respect of the LNG carrier Golar Crystal. Concurrent to this, an existing 2019 maturing $101 million Korean ECA backed facility was repaid. This transaction released approximately $18.9 million including restricted cash to 1Q liquidity.

Liquidity
Golar’s unrestricted cash position as at March 31, 2017 was $456.7 million. This will be used to fund the Company’s initial equity participation in the Fortuna FLNG project, expected to be approximately $47 million in 2017, to meet its remaining commitments to Golar Power, expected to be approximately $75 million in 2017, and for general corporate purposes.

Corporate and Other Matters

As at March 31, there are 101 million shares outstanding including 3.0 million TRS shares that have an average price of $42.03 per share. There are also 3.9 million outstanding stock options in issue. The dividend will remain unchanged at $0.05 per share for the quarter.

Outlook

The conversion of Hilli Episeyo is progressing to a tight but achievable schedule. Transit to Cameroon and commissioning will be the next milestones. The mooring is expected to be ready for connection to Perenco’s onshore processing facilities during July and Perenco are on track with their infrastructure responsibilities.

Recent discussions with key stakeholders in Cameroon represent grounds for optimism that train three will be utilised soon after the vessel has been accepted and demonstrated itself to be operationally stable.

Good progress has been made with the Fortuna project. Execution of an Umbrella Agreement that provides for government participation in the LNG mid-stream ensures the crucial alignment of key stakeholder interests. This together with progress on financing and offtake agreements provides the belief that a mid-2017 FID is an achievable objective. Further co-operation with the government of Equatorial Guinea to commercialise gas reserves elsewhere in the country via an additional FLNG unit is cause for optimism and further underscores the benefits of good stakeholder alignment.

Having raised gross proceeds of approximately $119.4 million in February and exchanged its interest in the FSRU Golar Tundra, Golar Partners now has the capital it needs to acquire one train, approximately 50% of currently contracted fixed cashflows of the Hilli Episeyo. Associated operating income over 8 years will add significant revenue backlog and substantially mitigate the Partnerships current re-contracting risk.

Although the shipping business is expected to remain disappointing in 2Q, the increased term charter activity and additional volumes arriving in 2H17 represent grounds for cautious optimism.

Recent financing exercises have strengthened the balance sheet. Golar's liquidity position will be strengthened further if the Hilli Episeyo transaction with Golar Partners is executed as planned. Having strategically positioned itself as a low cost provider of infrastructure solutions to an increasingly cost sensitive industry with significant growth prospects, the foundations are now in place to deploy this competitive strength.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: changes in LNG carriers, FSRU and floating LNG vessel market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and floating LNG vessels; changes in Golar’s ability to retrofit vessels as FSRUs and floating LNG vessels, Golar’s ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels’ useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar’s relationships with major chartering parties; changes in Golar’s ability to sell vessels to Golar LNG Partners LP or Golar Power Limited; Golar’s ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and floating LNG vessels; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar’s most recent Form 20-F filed with the Securities and Exchange Commission. Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

May 31, 2017
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Oscar Spieler - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2017	2016	2016	2016
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited

Time charter revenues	12,725	14,504	11,877	52,302
Time charter revenues - collaborative arrangement	7,336	3,236	2,595	13,730
Vessel and other management fees	5,049	5,323	2,085	14,225
Total operating revenues	25,110	23,063	16,557	80,257

Vessel operating expenses	12,944	11,424	15,573	53,163
Voyage, charter-hire and commission expenses (1)	12,593	7,918	10,648	36,423
Voyage, charter-hire and commission expenses - collaborative arrangement	4,336	4,715	473	11,140
Administrative expenses	11,441	14,887	11,576	45,960
Depreciation and amortization (2)	25,186	16,826	19,444	72,972
Impairment of long-term assets	—	—	1,706	1,706
Total operating expenses	66,500	55,770	59,420	221,364

Other operating gains - LNG Trade	—	—	16	16
Operating loss	(41,390)	(32,707)	(42,847)	(141,091)

Other non-operating income (loss)
Net gain (loss) on loss of control of Golar Power	—	3,701	—	(8,483)
Other	62	(132)	—	(132)
Total other non-operating income (loss)	62	3,569	—	(8,615)

Financial income (expense)
Interest income	1,024	1,442	895	2,969
Interest expense	(19,257)	(17,684)	(10,394)	(71,201)
Other financial items	14,456	23,670	(24,508)	8,691
Net financial (expense) income	(3,777)	7,428	(34,007)	(59,541)

Loss before taxes and equity in net earnings of affiliates	(45,105)	(21,710)	(76,854)	(209,247)
Taxes	(189)	(450)	676	589
Equity in net (losses) earnings of affiliates (3)	(13,897)	37,760	(7,616)	47,878

Net (loss) income	(59,191)	15,600	(83,794)	(160,780)
Net income attributable to non-controlling interests	(6,652)	(6,976)	(2,817)	(25,751)

Net (loss) income attributable to Golar LNG Ltd	(65,843)	8,624	(86,611)	(186,531)

(1) This includes related party charter-hire expenses of $9.6 million and $4.9 million for the quarters ended March 31, 2017 and December 31, 2016, respectively.
(2) This includes a 15 month catch-up charge of $9.7 million in the quarter ended March 31, 2017 in respect of the Golar Tundra which was not depreciated whilst accounted for as an asset held-for-sale. As of March 31, 2017, the Golar Tundra related assets and liabilities no longer qualified for held-for-sale presentation. Accordingly, the vessel was classified as held and used and is thus subject to depreciation.
(3) This includes a loss on deemed disposal of $17.0 million, being the dilutive impact on our ownership interest due to further issuances of common units by Golar Partners in February 2017.

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2017	2016	2016	2016
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited

Net (loss) income	(59,191)	15,600	(83,794)	(160,780)

Other comprehensive income (loss):
Loss associated with pensions (net of tax)	—	(556)	—	(556)
Net gain on qualifying cash flow hedging instruments	1,661	1,000	82	3,606
Other comprehensive income	1,661	444	82	3,050
Comprehensive (loss) gain	(57,530)	16,044	(83,712)	(157,730)

Comprehensive (loss) gain attributable to:

Stockholders of Golar LNG Limited	(64,182)	9,068	(86,529)	(183,481)
Non-controlling interests	6,652	6,976	2,817	25,751
	(57,530)	16,044	(83,712)	(157,730)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2017	2016
(in thousands of $)	Mar-31	Dec-31
	Unaudited	Unaudited (2)

ASSETS
Current
Cash and cash equivalents	456,710	224,190
Restricted cash and short-term receivables (1)	173,083	183,693
Other current assets	18,359	18,334
Total current assets	648,152	426,217
Non-current
Restricted cash	232,925	232,335
Investment in affiliates	657,893	648,780
Cost method investments	7,347	7,347
Asset under development	774,760	731,993
Vessels and equipment, net (2)	2,129,191	2,153,831
Other non-current assets	56,670	56,408
Total assets	4,506,938	4,256,911

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt (1)(3)	848,870	451,454
Amounts due to related parties (4)	126,430	135,668
Other current liabilities	166,983	182,005
Total current liabilities	1,142,283	769,127
Non-current
Long-term debt (1)	1,422,952	1,525,744
Other long-term liabilities	51,552	52,214
Total liabilities	2,616,787	2,347,085

Equity
Stockholders' equity	1,836,935	1,863,262
Non-controlling interests	53,216	46,564

Total liabilities and stockholders' equity	4,506,938	4,256,911

(1) Included within restricted cash and short-term receivables and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.
(2) Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities no longer qualified for classification as held-for-sale. Furthermore, in May 2017, Golar Partners exercised its Put Option in respect of the Golar Tundra. Accordingly, as of March 31, 2017 (and for all retrospective periods), these assets and liabilities are presented as held and used in the consolidated balance sheets.
(3) Included within current portion of long-term debt is $300 million relating to the Hilli pre-delivery facility which is expected to mature in Q1 2018, when we will draw on the post-delivery financing (sale and leaseback arrangement).
(4) This includes $107.2 million received from Golar Partners in relation to the Golar Tundra disposal.

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2017	2016	2016	2016
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited

OPERATING ACTIVITIES
Net (loss) income	(59,191)	15,600	(83,794)	(160,780)
Adjustments to reconcile net (loss) gain to net cash (used in) provided by operating activities:
Depreciation and amortization	25,186	16,826	19,444	72,972
Amortization of deferred tax benefits on intra-group transfers	—	—	(872)	(1,715)
Amortization of deferred charges and guarantees	835	(305)	2,856	13,732
(Gain) loss on loss of control of Golar Power	—	(3,701)	—	8,483
Equity in net earnings of affiliates	13,897	(37,760)	7,616	(47,878)
Dividends received	12,797	15,351	13,389	55,517
Stock-based compensation	2,376	2,623	1,279	5,816
Change in market value of derivatives	(16,275)	(25,271)	12,295	(26,455)
Impairment of loan receivable	—	—	8,049	7,627
Other current and long-term assets	(623)	1,334	13,067	15,035
Other current and long-term liabilities	6,143	(11,388)	9,388	(31,874)
Net foreign exchange loss	353	722	29	1,429
Impairment of long-term assets	—	—	1,706	1,706
Restricted cash and short-term receivables	(186)	34,480	—	47,834
Net cash (used in) provided by operating activities	(14,688)	8,511	4,452	(38,551)

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2017	2016	2016	2016
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited

INVESTING ACTIVITIES
Additions to vessels and equipment	(545)	(584)	(4,506)	(14,477)
Additions to newbuildings	—	—	(155)	(19,220)
Additions to asset under development	(53,422)	(71,660)	(55,743)	(200,821)
Additions to investments	(34,147)	—	—	(10,200)
Proceeds from disposal of business to Golar Partners, net of cash disposed	—	—	30,000	107,247
Proceeds from loss of control of Golar Power, net of cash disposed.	—	—	—	113,321
Loans granted (including related parties)	—	—	(1,000)	(1,000)
Restricted cash and short-term receivables	10,359	13,475	5,191	22,928
Net cash used in investing activities	(77,755)	(58,769)	(26,213)	(2,222)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	169,876	—	169,876
Proceeds from short-term and long-term debt (including related parties) (1)	703,432	50,000	212,400	405,817
Payment for capped call in connection with bond issuance	(31,194)	—	—	—
Repayments of short-term and long-term debt (including related parties)	(340,445)	(86,946)	(128,316)	(271,858)
Financing costs paid	(1,543)	(977)	(3,032)	(8,372)
Cash dividends paid	(5,135)	(4,605)	(45,061)	(54,348)
Proceeds from exercise of share options	—	1,435	—	1,435
Purchase of treasury shares	—	—	(8,214)	(8,214)
Restricted cash and short-term receivables	(152)	7,761	(18,335)	(74,608)
Net cash provided by financing activities	324,963	136,544	9,442	159,728
Net increase (decrease) in cash and cash equivalents	232,520	86,286	(12,319)	118,955
Cash and cash equivalents at beginning of period	224,190	137,904	105,235	105,235
Cash and cash equivalents at end of period	456,710	224,190	92,916	224,190

(1) Net of convertible bond issuance costs taken at source.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	1,895,366	20,813	1,916,179

Net loss	—	—	—	—	—	(86,611)	(86,611)	2,817	(83,794)
Dividends	—	—	—	—	—	(4,596)	(4,596)	—	(4,596)
Grant of share options	—	—	1,430	—	—	—	1,430	—	1,430
Other comprehensive income	—	—	—	—	82	—	82	—	82
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at March 31, 2016	93,547	(20,483)	1,319,236	200,000	(12,510)	217,667	1,797,457	23,630	1,821,087

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(65,843)	(65,843)	6,652	(59,191)
Dividends	—	—	—	—	—	(4,906)	(4,906)	—	(4,906)
Grant of share options	—	—	2,900	—	—	—	2,900	—	2,900
Other comprehensive income	—	—	—	—	1,661	—	1,661	—	1,661
Issuance of convertible bonds (2)	—	—	39,861	—	—	—	39,861	—	39,861

Balance at March 31, 2017	101,081	(20,483)	1,531,317	200,000	(7,881)	32,901	1,836,935	53,216	1,890,151

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) Issuance of convertible bonds relates to the equity component of the $402.5 million convertible bond, net of the capped call payment and convertible bond issuance costs.

Golar LNG Limited

APPENDIX A

Included within the restricted cash and short-term receivables and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	March 31, 2017	December 31, 2016 (2)

Restricted cash and short-term receivables	83,071	71,474

Current portion of long-term debt and short-term debt, net of deferred charges	518,029	410,159
Long-term debt, net of deferred charges	617,655	624,385

(1) The consolidated results and net assets of the consolidated lessor VIE entities is based on management's best estimates.
(2) Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities no longer qualified for classification as held-for-sale. Furthermore, in May 2017, Golar Partners exercised its Put Option in respect of the Golar Tundra. Accordingly, as of March 31, 2017 (and for all retrospective periods), these assets and liabilities are presented as held and used in the consolidated balance sheets.